Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-153425

Final Term Sheet

May 12, 2009

Issuer:	Sempra Energy

Security:	6.50% Notes due 2016

Aggregate Principal Amount Offered:	$750,000,000

Interest Payment Dates:	June 1 and December 1, commencing December 1, 2009

Coupon:	6.50%

Maturity:	June 1, 2016

Yield to Maturity:	6.539%

Spread to Benchmark Treasury:	+387.5 basis points

Benchmark Treasury:	2.625% due April 30, 2016

Benchmark Treasury Yield:	2.664%

Optional Redemption Provision:	At any time at a discount rate of Adjusted Treasury Rate + 50 basis points

Price to Public:	99.778%

Settlement Date:	May 15, 2009

CUSIP:	816851AN9

Anticipated Ratings:	Baa1 by Moody’s Investors Service BBB+ by Standard & Poor’s Ratings Services A by Fitch Ratings

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Deutsche Bank Securities Inc.

Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Wachovia Capital Markets, LLC The Williams Capital Group, L.P.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or by calling Deutsche Bank Securities Inc. toll-free at 1-800-503-4611.